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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)
                                (Amendment No. 1)


             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)


                              The Brazil Fund, Inc.
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                    105759104
                                 (CUSIP Number)

                                 Barry M. Olliff
            c/o City of London Investment Management Company Limited
                     10 Eastcheap, London EC3M ILX, England
                                +44 207 711 0771
       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                                 August 31, 2005
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box / /.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.
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
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     1       NAME OF REPORTING PERSONS
             S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

             City of London Investment Group PLC, a company incorporated under the laws of England and Wales.
------------ -------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (A) |_|
                                                                         (B) |_|

------------ -------------------------------------------------------------------
     3       SEC USE ONLY

------------ -------------------------------------------------------------------
     4       SOURCE OF FUNDS*

             OO
------------ -------------------------------------------------------------------
     5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)
                                                                             |_|

------------ -------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             England and Wales

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      NUMBER OF           7    SOLE VOTING POWER

        SHARES                 984,400
                        ------ -------------------------------------------------
     BENEFICIALLY         8    SHARED VOTING POWER

       OWNED BY                0
                        ------ -------------------------------------------------
         EACH             9    SOLE DISPOSITIVE POWER

      REPORTING                984,400
                        ------ -------------------------------------------------
        PERSON           10    SHARED DISPOSITIVE POWER

         WITH                  0
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    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             984,400
------------ -------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES
             |_|
------------ -------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             6.06%
------------ -------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON*

             HC
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

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     1       NAME OF REPORTING PERSONS
             S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

             City of London Investment Management Company Limited, a company incorporated under the laws of England and Wales.
------------ -------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (A) |_|
                                                                         (B) |_|

------------ -------------------------------------------------------------------
     3       SEC USE ONLY

------------ -------------------------------------------------------------------
     4       SOURCE OF FUNDS

             WC

------------ -------------------------------------------------------------------
     5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                                             |_|

------------ -------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             England and Wales

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      NUMBER OF           7    SOLE VOTING POWER

        SHARES                 984,400
                        ------ -------------------------------------------------
     BENEFICIALLY         8    SHARED VOTING POWER

       OWNED BY                0

         EACH           ------ -------------------------------------------------
                          9    SOLE DISPOSITIVE POWER
      REPORTING
                               984,400
        PERSON          ------ -------------------------------------------------
                         10    SHARED DISPOSITIVE POWER
         WITH
                               0
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    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             984,400
------------ -------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES
             |_|

------------ -------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             6.06%
------------ -------------------------------------------------------------------
             TYPE OF REPORTING PERSON*
    14       IA

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

This Amendment No. 1 to Schedule 13D (this "Amendment No. 1") should be read in conjunction with the Schedule 13D filed with the U.S. Securities and Exchange Commission (the "SEC") on August 5, 2005 (the "Original Schedule 13D") by City of London Investment Group PLC ("City of London") and City of London Investment Management Company Limited relating to the shares of common stock, par value $0.01 per share (the "Shares"), of The Brazil Fund, Inc. (the "Fund"). This Amendment No. 1 amends Item 5 of the Original Schedule 13D. All other information in the Original Schedule 13D remains in effect. All capitalized terms used herein and not otherwise defined shall have the meanings ascribed thereto in the Original Schedule 13D.


ITEM 5.   INTERESTS IN SECURITIES OF THE ISSUER.

          Items 5(a) and 5(b) below are hereby amended and restated in their entirety and Item 5(c) is hereby amended as follows:

          (a) and (b). As of the date hereof, EWF, FOCUS, FREE, GEM, GFM, IEM, TDX, and Accounts owned directly 74,870, 25,000, 152,617, 261,256,
          36,122, 210,375, 7,500, 216,660 Shares, respectively, representing approximately 0.46%, 0.15%, 0.94%, 1.61%, 0.22%, 1.30%, 0.05%, 1.33%,
          respectively, of the Shares outstanding (based on the most recent Share information publicly disclosed by the Fund).

          As of the date hereof, CLIG, through its control of CLIM, is the beneficial owner of 984,400 Shares, representing approximately 6.06% of the Shares outstanding (based on the most recent Share information publicly disclosed by the Fund).

          As of the date hereof, CLIM, through EWF, GEM, IEM, FREE, GFM, FOCUS and the Accounts, is the beneficial owner 984,400 Shares, representing approximately 6.06% of the Shares outstanding (based on the most recent Share information publicly disclosed by the Fund).

          (c). Except as described below, no transactions in the Shares were effected by the Reporting Persons, or, to their knowledge, any of the persons identified in Item 2, since the filing of the Schedule 13D.

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  FUND               TRADE          TRANSACTION         NUMBER OF        TRADE
                      DATE             PRICE             SHARES          PRICE
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IEM                8/31/2005          Purchase            5,600         41.2041
IEM                8/30/2005          Purchase            3,900         40.3546
Accounts           8/29/2005          Purchase            2,100         39.8736
IEM                8/29/2005          Purchase           14,700         39.8736
GFM                8/29/2005          Purchase            1,200         39.8736

TDX                8/26/2005          Purchase            3,000         39.4242
IEM                8/26/2005          Purchase           55,000         39.4242
GEM                8/26/2005          Purchase           10,800         39.4242
Accounts           8/26/2005          Purchase           22,000         39.4242
TDX                8/25/2005          Sale                  500         41.2300
EWF                8/18/2005          Purchase            5,970         40.6821
GEM                8/18/2005          Purchase           13,930         40.6821
IEM                8/15/2005          Purchase            1,200         41.8388
IEM                8/12/2005          Purchase           21,075         40.3879
FREE               8/12/2005          Purchase            5,620         40.3879
Accounts           8/12/2005          Purchase            3,653         40.3879
GEM                8/12/2005          Purchase           16,860         40.3879
EWF                8/12/2005          Purchase            8,430         40.3879
GFM                8/12/2005          Purchase              562         40.3879
Accounts           8/11/2005          Purchase            4,100         41.7412
GEM                 8/9/2005          Purchase            4,200         41.7619
GEM                 8/8/2005          Purchase            3,500         41.3349
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


                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 2, 2005


                                        CITY OF LONDON INVESTMENT GROUP PLC


                                        /s/ Barry M. Olliff
                                        ------------------------------
                                        Name: Barry M. Olliff
                                        Title: Director


                                        CITY OF LONDON INVESTMENT MANAGEMENT
                                        COMPANY LIMITED


                                        /s/ Barry M. Olliff
                                        ------------------------------
                                        Name: Barry M. Olliff
                                        Title: Director